SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)

BLUEBIRD BIO, INC.

(Name of Subject Company (Issuer))

BEACON MERGER SUB, INC.

(Names of Filing Persons (Offeror))

a direct wholly owned subsidiary of

BEACON MIDCO, INC.

(Names of Filing Persons (Parent of Offeror))

a direct wholly owned subsidiary of

BEACON PARENT HOLDINGS, L.P.

(Names of Filing Persons (Indirect Parent of Offeror))

whose general partner is

BEACON GENERAL PARTNER, LLC

(Names of Filing Persons (Other Persons))

an affiliate of

CARLYLE PARTNERS GROWTH, L.P.

(Names of Filing Persons (Other Persons))

SK CAPITAL PARTNERS VI-A, L.P.

SK CAPITAL PARTNERS VI-B, L.P.

(Names of Filing Persons (Other Persons))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

09609G 209

(CUSIP Number of Class of Securities (Underlying Common Stock))

c/o The Carlyle Group One Vanderbilt Avenue New York, NY 10017 Telephone: +1 (212) 813-4900	SK Capital Partners 430 Park Avenue, 18th Floor New York, NY 10022 Telephone: +1 (212) 826-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Mark A. Stagliano, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Gregg Griner, Esq. Albert Vanderlaan, Esq. Orrick, Herrington & Sutcliffe LLP 222 Berkeley St., Suite 2000 Boston, MA 02116 (617) 880-2212	Matthew S. Arenson, P.C. Kirkland & Ellis LLP 98 SE 7th St, Suite 700 Miami, FL 33131 (305) 432-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 10 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 7, 2025, as amended on March 21, 2025, March 25, 2025, April 3, 2025, April 16, 2025, May 2, 2025, May 5, 2025, May 6, 2025, May 13, 2025 and May 14, 2025 (as amended and together with any subsequent amendments and supplements hereto, the “Schedule TO”), by Beacon Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Beacon Midco, Inc., a Delaware corporation and wholly owned subsidiary of Beacon Parent Holdings, L.P. (“Parent”), a Delaware limited partnership, whose general partner is Beacon General Partner, LLC, a Delaware limited liability company. Parent is controlled by Carlyle Partners Growth, L.P. (“Carlyle”), a Delaware limited partnership, SK Capital Partners VI-A, L.P., a Cayman Islands exempted limited partnership, and SK Capital Partners VI-B, L.P., a Cayman Islands exempted limited partnership (SK Capital Partners VI-A, L.P. and SK Capital Partners VI-B, L.P. together, “SK Capital”). The Schedule TO relates to the tender offer by Merger Sub to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of bluebird bio, Inc., a Delaware corporation (the “Company”), in exchange for, with respect to each Share, at the election of the holder of such Shares:

(i)(a) $3.00 in cash per Share, subject to any applicable withholding taxes without interest thereon (the “Cash and CVR Consideration Closing Amount”), plus (b) one contingent value right (each, a “CVR”) per Share, representing the right to receive one contingent payment of $6.84, in cash, subject to any applicable withholding taxes and without interest thereon, upon the achievement of the milestone specified in, and on the other terms and subject to the other conditions set forth in the Offer to Purchase, dated March 7, 2025 (as amended and restated on May 14, 2025, and as may be further amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Election and Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together, as they may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”) (the Cash and CVR Consideration Closing Amount and one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer after May 14, 2025, the “Cash and CVR Consideration”), or

(ii) $5.00 in cash per Share on the terms and subject to the conditions set forth in the Offer, subject to any applicable withholding taxes and without interest thereon (or any greater amount per Share that may be paid pursuant to the Offer after May 14, 2025, the “All-Cash Consideration”).

The consideration elected by the applicable Company stockholder between the Cash and CVR Consideration and the All-Cash Consideration, collectively, or any greater amount per Share that may be paid pursuant to the Offer after May 14, 2025, is hereinafter referred to as the “Offer Price”.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or the Schedule TO. You should read this Amendment together with the Schedule TO and the Offer to Purchase.

Items 1 through 9 and Item 11

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items 1 through 9 and Item 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1. The third paragraph on the Cover Page is hereby amended and restated in its entirety as follows:

If you previously tendered (and have not validly withdrawn) your Shares prior to the filing of Amendment No. 9 to the Tender Offer Statement on Schedule TO (as it may be amended, supplemented or otherwise modified from time to time, the “Schedule TO”), in order to validly tender your Shares in the Offer, you must re-tender your shares and complete and sign the Letter of Election and Transmittal in accordance with the instructions in the Letter of Election and Transmittal and mail or deliver the Letter of Election and Transmittal and all other required documents to the depositary for the Offer prior to the Expiration Time.

2. The second paragraph on page 2 of the Offer to Purchase, the first paragraph on page 4 of the Offer to Purchase, the last paragraph on page 18 of the Offer to Purchase, the second paragraph on page 27 of the Offer to Purchase and the second full paragraph on page 30 of the Offer to Purchase are each hereby amended and restated in their entirety as follows:

If you previously tendered (and have not validly withdrawn) your Shares prior to the filing of Amendment No. 9 to the Schedule TO, in order to validly tender your Shares in the Offer, you must re-tender your shares and complete and sign the Letter of Election and Transmittal in accordance with the instructions in the Letter of Election and Transmittal and mail or deliver the Letter of Election and Transmittal and all other required documents to the depositary for the Offer prior to the Expiration Time.

3. The answer to the question “If I tendered my shares before the Offer Price was amended pursuant to the Merger Agreement Amendment, do I have to do anything now?” on page 16 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

Yes. If you previously tendered (and did not validly withdraw) your Shares, in order to validly tender your Shares in the Offer, you must re-tender your shares and complete and sign the Letter of Election and Transmittal in accordance with the instructions in the Letter of Election and Transmittal and mail or deliver the Letter of Election and Transmittal and all other required documents to the Depositary prior to the Expiration Time.

Any Shares tendered in the Offer, but for which no election is validly made pursuant to a Letter of Election and Transmittal received by the Depositary prior to the Expiration Time, will be treated as if the holder made an election for the Cash and CVR Consideration. Please refer to the election procedures set forth in the Letter of Election and Transmittal.

4. The last three paragraphs of Section 10 (Background of the Offer; Past Contacts or Negotiations with the Company) are hereby amended and restated in their entirety as follows:

On May 5, 2025, Carlyle and SK Capital issued a press release announcing that all required regulatory approvals to complete the Offer had been received.

On May 9, 2025, the Company issued a press release reminding stockholders to promptly tender their Shares into the Offer by the then-current expiration time for the Offer of one minute after 11:59 p.m., New York City time, on May 12, 2025.

During the period leading up to the then-current expiration time for the Offer of one minute after 11:59 p.m., New York City time, on May 12, 2025, Carlyle, SK Capital and PJC received preliminary tender offer reports that indicated that the Minimum Condition had not yet been satisfied and engaged in preliminary discussions with one another regarding potential options if the Minimum Condition were not satisfied, which could include continuing to solicit tenders, seeking to terminate the Merger Agreement or seeking to amend the terms of the Offer.

On May 12, 2025, Carlyle, SK Capital and PJC received preliminary tender offer reports that indicated that the Minimum Condition for the Offer was unlikely to be satisfied at the then-current expiration time. The closing price of the Shares on the Nasdaq on May 12, 2025, which was $3.29, exceeded the Cash and CVR Consideration Closing Amount of $3.00 per share. The information agent for the Offer had advised Carlyle, SK Capital and PJC that certain institutional stockholders had informed the information agent that they were unwilling to tender in the Offer because the then-current trading price of the Shares exceeded the Cash and CVR Consideration Closing Amount and/or because they were not permitted to hold CVRs. In light of these dynamics, Carlyle, SK Capital and PJC discussed a potential amendment to the terms of the Offer to provide stockholders with a choice to receive either the then-current offer price (i.e., the Cash and CVR Consideration) or the All-Cash Consideration of $5.00 in cash per Share.

On the night of May 12, 2025, representatives of PJC contacted the Company and advised the Company that Carlyle, SK Capital and PJC were considering the above described amendment to the Offer and, in light of the impending expiration time, would extend the Offer for an additional period of 10 business days.

Immediately prior to the then-current expiration time of the Offer, approximately 2,502,927 Shares (representing approximately 25% of the outstanding Shares) had been tendered.

On May 13, 2025, Carlyle and SK Capital announced that they had extended the Expiration Time of the Offer to one minute after 11:59 p.m., Eastern Time, on May 28, 2025. Later that morning, representatives of WLRK shared drafts of the Merger Agreement Amendment, the Carlyle Equity Commitment Letter Amendment, the SK Capital Equity Commitment Letter Amendment and related documents with Latham. Throughout the day of May 13, 2025, the parties finalized the execution versions of the amendment documents. On the evening of May 13, 2025, the Company, Merger Sub, Parent, Carlyle and SK Capital, as applicable, executed and delivered the Merger Agreement Amendment (which included an amendment to the form of CVR Agreement), the Carlyle Equity Commitment Letter Amendment and the SK Capital Equity Commitment Letter Amendment.

On May 14, 2025, before the opening of the markets in the United States, the Company, Carlyle and SK Capital issued a joint press release announcing the execution and delivery of the Merger Agreement Amendment and the other amendment documents.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(K)	Press Release, dated May 16, 2025.

(a)(5)(L)	Letter to bluebird bio, Inc. Stockholders, dated May 16, 2025.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 16, 2025

BEACON MERGER SUB, INC.

By:	/s/ Joe Bress
Name:	Joe Bress
Title:	President & Chief Executive Officer

BEACON MIDCO, INC.

By:	/s/ Joe Bress
Name:	Joe Bress
Title:	President & Chief Executive Officer

BEACON PARENT HOLDINGS, L.P.

By: Beacon General Partner, LLC, its general partner

By:	/s/ Joe Bress
Name:	Joe Bress
Title:	President & Chief Executive Officer

BEACON GENERAL PARTNER, LLC

By:	/s/ Joe Bress
Name:	Joe Bress
Title:	President & Chief Executive Officer

CARLYLE PARTNERS GROWTH, L.P.

By: CP Growth GP, L.P., its general partner

By: CP Growth GP, L.L.C., its general partner

By:	/s/ Joe Bress
Name:	Joe Bress
Title:	Vice President

SK CAPITAL PARTNERS VI-A, L.P.

By: SK Capital Investment VI, L.P.
Its: General Partner

By: SK Capital Investment VI, Ltd.
Its: General Partner

By:	/s/ Jerome Truzzolino
Name:	Jerome Truzzolino
Title:	Authorized Signatory

SK CAPITAL PARTNERS VI-B, L.P.

By: SK Capital Investment VI, L.P.
Its: General Partner

By: SK Capital Investment VI, Ltd.
Its: General Partner

By:	/s/ Jerome Truzzolino
Name:	Jerome Truzzolino
Title:	Authorized Signatory